LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 27, 2024

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Mr. Greenspan:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 333 to the Trust’s Registration Statement on Form N-1A filed September 27, 2024 (SEC Accession No. 0000894189-24-005950) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering each of the Teucrium No K-1 Corn ETF, Teucrium 2x Daily Corn ETF, Teucrium No K-1 Wheat ETF, Teucrium 2x Daily Wheat ETF, Teucrium No K-1 Sugar ETF, Teucrium 2x Daily Sugar ETF, Teucrium No K-1 Soybean ETF, and Teucrium 2x Daily Soybean ETF (each, a “Fund,” and collectively, the “Funds”) as new series of the Trust. The Staff’s comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

Prospectus Comments - All Funds

1.Staff Comment: Where a comment provided for a Fund impacts similar disclosures provided for the other Funds, please apply the comment to all applicable Funds.

Response: The Trust has applied each of the Staff’s comments herein to all Funds to the extent applicable.

2.Staff Comment: Please provide completed “Fees and Expenses of the Fund” and “Example” tables for each Fund and confirm there are not any fee waiver or expense reimbursement arrangements aside from the Subsidiary management fee waiver.

Response: Please see Appendix A to this correspondence for completed “Fees and Expenses of the Fund” and “Example” tables for each Fund. The Trust confirms that there are no fee waiver or expense reimbursement arrangements in place for the Funds, other than the Subsidiary management fee wavier.

3.Staff Comment: Please revise the second sentence in footnote (1) to the Fees and Expenses of the Fund table to clarify that the contractual waiver of the Subsidiary’s management fee will be in place for at least one-year from the date of the Prospectus. Please indicate if the Adviser will be permitted to recoup waived management fees, and if so, disclose disclose that fact and any conditions for recoupment in an appropriate place in the Prospectus.

Response: The Trust has made the requested revision to footnote (1) to the Fees and Expenses of the Fund table for each Fund. The Subsidiary management fee waivers do not provide for the Adviser’s potential recoupment or reimbursement of fees waived.

4.Staff Comment: With regard to each Cayman Subsidiary, please confirm supplementally that: (i) the financial statements of the Subsidiary will be consolidated with those of the Fund; (ii) the Subsidiary’s management fee (if any) (including any performance fee, if any) will be included in “Management Fees” of the Fund and the Subsidiary’s expenses will be included in “Other Expenses” of the Fund in each Fund’s fee table in the Prospectus; (iii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (iv) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder; (v) the Funds have no intent of creating or acquiring any entities for purposes of control, with the exception of the Subsidiaries, that would be primarily engaged in investments or trading in securities; and (vi) each Fund and its Subsidiary will, in the aggregate, comply with the provisions of Sections 8, 17 and 18 of the Investment Company Act .

Response: With respect to each Subsidiary, the Trust confirms supplementally that: (i) the financial statements of the Subsidiary will be consolidated with those of its parent Fund; (ii) to the extent the Subsidiary’s management fee is not waived in full, it will be included in the Fund’s “Management Fees” and the Subsidiary’s Other Expenses, as that term is defined in Form N-1A, will be included in “Other Expenses” of the Fund in the Fund’s Prospectus fee table; (iii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (iv) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; (v) the Funds have no intention of creating or acquiring any entities for purposes of control, with the exception of the Subsidiaries, that would be primarily engaged in investments or trading in securities; and (vi) each Fund and the applicable Subsidiary will, in the aggregate, comply with the provisions of Sections 8, 17 and 18 of the 1940 Act.

5.Staff Comment: Please identify the custodian for the Subsidiaries, if applicable.

Response: The custodian for the Subsidiaries is U.S. Bank National Association.

6.Staff Comment: Please consider reordering the risks to prioritize those risks that are most likely to adversely affect each Fund. Please note that after listing the most significant risks to a Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Adviser considers as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

7.Staff Comment: If known, please disclose supplementally which broad-based index will be used as a performance benchmark for each Fund.

Response: The Trust expects the S&P 500® Index will serve as each Fund’s broad-based securities market index.

Prospectus - Teucrium No K-1 Corn ETF Summary Section - Investment Objective

8.Staff Comment: We note the Fund’s investment objective is to seek investment results that correspond to the price performance of corn. Please disclose what represents the “price performance of corn” for this purpose.

Response: The Trust has made the requested revision.

Prospectus - Teucrium No K-1 Corn ETF Summary Section - Principal Investment Strategies

9.Staff Comment: With respect to the disclosure stating that the Fund may invest in “shares of other Corn-linked exchange traded products (“Corn-Linked ETPs”) not registered under as investment companies under the Investment Company Act of 1940...,” please consider adding an example of what such non-registered Corn-Linked ETPs may be.

Response: The Trust has made the requested revision.

10.Staff Comment: With respect to the disclosure stating that the Fund “may invest in swap agreement transactions that reference corn, Corn-Linked ETPs, Corn Futures Contracts, or corn-related indexes,” please provide an example of what a corn-related index may be.

Response: The Trust has made the requested revision.

11.Staff Comment: If possible, please disclose the percentage of the Fund’s assets that is expected to be invested in the Subsidiary.

Response: Each Fund’s “Principal Investment Strategies” section currently discloses that the “Fund’s investment in the Subsidiary generally will be limited to 25% of the Fund’s total assets, tested at the end of each fiscal quarter.” The Trust believes this disclosure is responsive to the Staff’s comment.

12.Staff Comment: With respect to the disclosure stating “The Adviser may determine to modify the extent of the Fund’s exposure to Corn Futures Contracts in response to extreme market conditions, as determined in the sole discretion of the Adviser, and to avoid exceeding any position limits applicable to the Corn Futures Contracts, established by the applicable DCM,” please reconcile this statement with later disclosure in this section which states that the Fund does not take defensive positions, as the first statement appears to indicate that the Fund will take defensive positions.

Response: The statement that the Fund does not take defensive positions has been removed for all Funds.

13.Staff Comment: If possible, please consider disclosing what the allocation between Corn Futures Contracts and Other Investments will be.

Response: Each Fund’s “Principal Investment Strategies” section currently discloses that the Fund’s investment in futures contracts will be made through the Subsidiary, which will generally be limited to 25%

of the Fund’s total assets. The Trust believes this disclosure adequately provides investors with the anticipated range of the allocation between futures contracts and other investments will be.

14.Staff Comment: With respect to the disclosure stating “The Fund, however, will invest more than 25% of its total assets in investments that provide exposure to corn, which is an agricultural commodity,” please replace “may invest” with “will invest”.

Response: The Trust has made the requested revision to this disclosure.

15.Staff Comment: With respect to the disclosure under the sub-heading entitled “Corn Futures Contracts,” please clarify that futures contracts made in “contango” may result in a negative yield for the Fund.

Response: The Trust has made the requested revision to this disclosure.

16.Staff Comment: With respect to the disclosure stating “The Fund, however, will invest more than 25% of its total assets in investments that provide exposure to agricultural commodities,” please clarify what is intended by “agricultural commodities.”

Response: The applicable disclosure has been revised to replace “agricultural commodities” with “corn.”

Prospectus - Additional Information About the Funds - Investment Objective for the Teucrium 2x Daily Corn ETF, Teucrium 2x Daily Wheat ETF, Teucrium 2x Daily Sugar ETF and Teucrium 2x Daily Soybean ETF (each a “Leveraged Fund” and, together, the “Leveraged Funds”)

17.Staff Comment: Please revise the first sentence of the disclosure in this heading to replace “Each Fund...” with “Each Leveraged Fund...”.

Response: The Trust has made the requested revision.

Prospectus - Appendix A

18.Staff Comment: Is Teucrium Trading an SEC registered investment adviser? Please discuss what Commission staff no-action letters that the Trust is relying on for the inclusion of prior performance data.

Response: The Trust has removed Appendix A and all related disclosures from the Prospectus and SAI.

19.Staff Comment: If Prior Performance of Similarly Advised Accounts remains in the document, historical investment performance should be shown as actual fees including management fees,and as a general rule, net performance should be more prominently.

Response: See response to comment #16 above.

Statement of Additional Information - Description of Permitted Investments

20.Staff Comment: Please supplementally provide the following:

a.The designated reference portfolio to be used for each Fund for VaR testing.
b.Confirm each Fund intends to use relative VaR rather than absolute VaR for purposes of complying with Rule 18f-4.
c.Hypothetical VaR calculations for each Fund.

Response: The Trust confirms that each Fund intends to use relative VaR for purposes of VaR testing. The designated reference portfolios for each Fund are set forth in the table below. Hypothetical VaR calculations for each Fund are included in Appendix B.

Teucrium No K-1 Corn ETF	Bloomberg Corn Subindex Total Return
Teucrium 2x Daily Corn ETF
Teucrium No K-1 Wheat ETF	Bloomberg Wheat Subindex Total Return
Teucrium 2x Daily Wheat ETF
Teucrium No K-1 Sugar ETF	Bloomberg Sugar Subindex Total Return
Teucrium 2x Daily Sugar ETF
Teucrium No K-1 Soybean ETF	Bloomberg Soybean Subindex Total Return
Teucrium 2x Daily Soybean ETF

Hypothetical VaR calculations for each Fund are included in Appendix B. In reviewing the VAR ratio examples, Teucrium has identified that the calculated VAR for the corn, soybean, and sugar portfolios appears to exceed the 200% regulatory threshold. Based on initial analysis, this issue may stem from a data limitation in the vendor's hypothetical calculation process. Specifically, in calculating the hypothetical VAR examples presented, the vendor uses rolling second-month futures prices that include delivery settlement dates, which are not tradable in practice. This is a known issue when conducting futures backtesting due to the contract expiration and subsequent roll-up of futures contracts further along the curve. Teucrium’s anticipated fund roll methodology is designed to mitigate this impact. Therefore, Teucrium believes that using the hypothetical methodology as presented provides a more volatile view of potential VAR scenarios than we expect to encounter while managing the fund.

For commodity futures contracts on corn, wheat, and soybeans, delivery dates typically occur mid-month during contract expiration (e.g., the 15th to 17th), while for sugar futures, delivery dates occur at the end of the contract expiration month. These dates create anomalies in the sample hypothetical fund data, as they do not reflect tradable market conditions, leading to significant deviations between the portfolio and benchmark data. This discrepancy may inflate the absolute VAR and, to a greater extent, the VAR ratio due to the inclusion of outlier data points.

Statement of Additional Information - Investment Restrictions

21.Staff Comment: For each fundamental restriction relating to concentration, please change “may each invest” to “will each invest.”

Response: The Trust has made the requested revisions.

22.Staff Comment: Please confirm that for purposes of the concentration policies the Funds will consider the effects of derivatives.

Response: The Trust confirms supplementally that for purposes of the concentration policies each Fund will take into account the value of its investments in derivatives.

*	*	*
If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

APPENDIX A

Teucrium No K-1 Corn ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below) until at least December 4, 2025, and to pay certain other expenses incurred by the Subsidiary. Thus, the operating expenses of the Subsidiary are not charged to or paid by the Fund and ultimately have no effect on the Fund’s expenses, as reflected in the Fund’s Total Annual Operating Expenses, shown in the table above. This agreement may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.

1 Year	$160	3 Years	$496

Teucrium 2x Daily Corn ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below) until at least December 4, 2025, and to pay certain other expenses incurred by the Subsidiary. Thus, the operating expenses of the Subsidiary are not charged to or paid by the Fund and ultimately have no effect on the Fund’s expenses, as reflected in the Fund’s Total Annual Operating Expenses, shown in the table above. This agreement may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.

1 Year	$160	3 Years	$496

Teucrium No K-1 Wheat ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below) until at least December 4, 2025, and to pay certain other expenses incurred by the Subsidiary. Thus, the operating expenses of the Subsidiary are not charged to or paid by the Fund and ultimately have no effect on the Fund’s expenses, as reflected in the Fund’s Total Annual Operating Expenses, shown in the table above. This agreement may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.

1 Year	$160	3 Years	$496

Teucrium 2x Daily Wheat ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below) until at least December 4, 2025, and to pay certain other expenses incurred by the Subsidiary. Thus, the operating expenses of the Subsidiary are not charged to or paid by the Fund and ultimately have no effect on the Fund’s expenses, as reflected in the Fund’s Total Annual Operating Expenses, shown in the table above. This agreement may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.

1 Year	$160	3 Years	$496

Teucrium No K-1 Sugar ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below) until at least December 4, 2025, and to pay certain other expenses incurred by the Subsidiary. Thus, the operating expenses of the Subsidiary are not charged to or paid by the Fund and ultimately have no effect on the Fund’s expenses, as reflected in the Fund’s Total Annual Operating Expenses, shown in the table above. This agreement may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.

1 Year	$160	3 Years	$496

Teucrium 2x Daily Sugar ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below) until at least December 4, 2025, and to pay certain other expenses incurred by the Subsidiary. Thus, the operating expenses of the Subsidiary are not charged to or paid by the Fund and ultimately have no effect on the Fund’s expenses, as reflected in the Fund’s Total Annual Operating Expenses, shown in the table above. This agreement may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.

1 Year	$160	3 Years	$496

Teucrium No K-1 Soybean ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below) until at least December 4, 2025, and to pay certain other expenses incurred by the Subsidiary. Thus, the operating expenses of the Subsidiary are not charged to or paid by the Fund and ultimately have no effect on the Fund’s expenses, as reflected in the Fund’s Total Annual Operating Expenses, shown in the table above. This agreement may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.

1 Year	$160	3 Years	$496

Teucrium 2x Daily Soybean ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below) until at least December 4, 2025, and to pay certain other expenses incurred by the Subsidiary. Thus, the operating expenses of the Subsidiary are not charged to or paid by the Fund and ultimately have no effect on the Fund’s expenses, as reflected in the Fund’s Total Annual Operating Expenses, shown in the table above. This agreement may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.

1 Year	$160	3 Years	$496

APPENDIX B

Hypothetical VaR Calculations

Fund Name	Fund VaR	Benchmark VaR	VaR Ratio
Teucrium 2x Daily Corn ETF	47.06%	21.19%	222%
Teucrium No K-1 Corn ETF	23.53%	21.19%	111%
Teucrium 2x Daily Wheat ETF	53.88%	26.99%	200%
Teucrium No K-1 Wheat ETF	27.27%	26.99%	101%
Teucrium 2x Daily Soybean ETF	40.53%	16.22%	250%
Teucrium No K-1 Soybean ETF	20.26%	16.22%	125%
Teucrium 2x Daily Sugar ETF	38.84%	15.33%	253%
Teucrium No K-1 Sugar ETF	19.56%	15.33%	128%